UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   SCHEDULE TO


            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 2)


                            SPRINT NEXTEL CORPORATION
         (Name of Subject Company (Issuer) and Filing Persons (Offeror))


           Options to Purchase Common Stock, Par Value $0.01 per share
             (Title of Class of Securities Underlying common Stock)

                                    852061100
        (CUSIP Number of Class of Securities (Underlying Common Shares))

                             Charles R. Wunsch, Esq.
                     General Counsel and Corporate Secretary
                            Sprint Nextel Corporation
                               6200 Sprint Parkway
                           Overland Park, Kansas 66251
                                 (913) 794-1496
 (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)



                            CALCULATION OF FILING FEE


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        Transaction Valuation (1)             Amount of Filing Fee
-------------------------------------------------------------------------------
             $13,500,000.00                         $963.00
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(1)   Estimated solely for purposes of calculating the amount of the filing fee.
      The calculation of the Transaction Value assumes that all options to purchase of the Issuer's common shares that may be eligible for exchange in the offer will be tendered for new options and cancelled pursuant to this offer. These options have a value of $13,500,000.00 calculated using the Black-Scholes method based on a price per share of common shares of $4.08, the average of the high and low prices of the Issuer's common shares as reported on New York Stock Exchange on May 10, 2010. The amount of the filing fee equals $71.30 per $1,000,000.00.

|X| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


Amount Previously Paid: $963.00           Form or Registration No.: Schedule TO
Filing Party: Sprint Nextel Corporation   Date Filed: May 17, 2010

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

      |_|  third-party tender offer subject to Rule 14d-1.

      |X|  issuer tender offer subject to Rule 13e-4.

      |_|  going-private transaction subject to Rule 13e-3.

      |_|  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
      |_|  Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

      |_|  Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

      This Amendment No. 2 (this "Amendment No. 2") amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") originally filed by Sprint Nextel Corporation with the Securities and Exchange Commission on May 17, 2010, as amended on May 21, 2010. Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, this Amendment No. 2 amends and restates only the items and exhibits to the Schedule TO that are being amended and restated, and unaffected items and exhibits are not included herein. This Amendment No. 2 is the final amendment to the Schedule TO and reports the results of the tender offer. This Amendment No. 2 is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(4) promulgated under the Exchange Act.

Item 4. Terms of the Transaction.

      (a) Material Terms

      Item 4 of the Schedule TO is hereby amended and supplemented to add the following information:

      "The Offer expired at 11:00 p.m., Central Time, on June 16, 2010. We have accepted for cancellation and cancelled Eligible Options covering 27,558,225 shares, representing 92% of the total Eligible Options. Subject to the terms and conditions of the Offer to Exchange, the Company has issued 6,838,000 New Options in exchange for the Eligible Options surrendered in the Offer. The exercise price of the New Options is $4.64, which was the closing price of the Company's common shares on June 17, 2010, as reported by the New York Stock Exchange."

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


SPRINT NEXTEL CORPORATION

By:       /s/ Timothy P. O'Grady
Name:     Timothy P. O'Grady, Esq.
Title:    Vice President and Assistant Secretary

Date:  June 18, 2010